TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES

The first quarter of 2000 was another record-setting quarter for Mueller. Net earnings rose 23 percent to $26.6 million, or 69 cents per diluted share, compared with 55 cents per diluted share for the same quarter last year.

Net sales for the first quarter were $302.4 million, an increase of five percent over sales of $287.8 million for the first quarter of 1999. We shipped 194 million pounds of product, versus 208 million pounds in the first quarter of 1999. This decline in volume was due primarily to production interruptions at our copper tube and fittings operations. We appreciate the efforts of our employees, which minimized the downtime and its impact on our customer service.

It is significant that Mueller's earnings increase was achieved despite a marked rise in the effective tax rate applicable to our earnings. In the first quarter of 1999, our tax rate was 30.5 percent contrasted with 36.9 percent for the first quarter of 2000. The tax rate increase was due to our having recognized the majority of various historical tax benefits in prior years. Income before taxes for the first quarter was $42.1 million; a 35 percent increase compared with the same quarter of 1999.

Over the years, Mueller's policy of investing in capital programs has yielded excellent results. In 1999, our capital investments totaled $40.1 million; however, in 2000, we plan on committing $90 million (the most ever) for capital projects, which should allow us to further reduce costs, improve yields and increase efficiencies. During 2000, our Wynne, Arkansas, tube mill modernization project will be completed, and by year-end, our $40 million project to sharply reduce conversion costs at our European tube mills should be well advanced.

In October 1999, Mueller initiated a program to repurchase up to four million shares of its outstanding common stock. Since then, we have acquired 1,156,000 shares at an average cost of $31.22 per share. We may repurchase additional shares from time to time subject to market conditions and management discretion regarding the alternative uses of funds.

The U.S. housing industry continues to show strength with housing starts currently at a seasonally adjusted annual rate of 1.78 million units. There appears to be little evidence of any pullback in demand so far, despite the five interest rate increases imposed by the Federal Reserve Bank since last June. Pricing in the housing market remains strong, as both existing and new homes are in short supply. Moreover, the U.S. economy continues to grow rapidly, with stunning productivity increases and low inflation. We believe these factors signal a positive environment for our business.

Our Annual Stockholders' Meeting will be held at Mueller's headquarters in Memphis, Tennessee, on May 12, 2000. You should have already received the notice of meeting, as well as proxy material and the 1999 Annual Report. We hope you can attend, but if you cannot, we urge you to sign and return your proxy card.



Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board


/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer


April 13, 2000

Historical Analysis (1994-2000) of Quarterly
Earnings Before Tax and Earnings Per Share

Mueller's earnings have grown substantially over the past six years. In the first quarter of 2000, our Company earned $42.1 million before tax, compared with $6.7 million for the same quarter of 1994, an increase of 528 percent. Diluted earnings per share have risen 590 percent, from $0.10 to $0.69.

[GRAPH]

First Quarter Diluted Earnings Per Share

     1994             $0.10
     1995              0.27
     1996              0.34
     1997              0.40
     1998              0.49
     1999              0.55
     2000              0.69


Earnings Before Tax (in millions)
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $  6.7       $  9.1       $ 12.0       $ 13.0       $ 40.8
1995               14.7         15.6         17.0         17.2         64.5
1996               19.3         20.1         23.4         25.6         88.4
1997               23.1         23.6         25.8         28.3        100.8
1998               28.5         29.0         26.1         25.7        109.3
1999               31.2         37.4         38.2         38.9        145.7
2000               42.1


Diluted Earnings Per Share
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $ 0.10       $ 0.14       $ 0.22       $ 0.25       $ 0.71
1995               0.27         0.28         0.30         0.32         1.17
1996               0.34         0.36         0.41         0.46         1.57
1997               0.40         0.42         0.46         0.50         1.78
1998               0.49         0.50         0.47         0.45         1.90
1999               0.55         0.64         0.66         0.66         2.51
2000               0.69

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                         March 25,2000        March 27,1999
Net sales                                $   302,350          $   287,840

Cost of goods sold                           226,514              221,740
Depreciation and amortization                  9,042                8,990
Selling, general, and
   administrative expense                     24,290               25,179
                                          ----------           ----------
Operating income                              42,504               31,931

Interest expense                              (2,627)              (2,861)
Other income, net                              2,224                2,129
                                          ----------           ----------
Income before taxes                           42,101               31,199
Income tax expense                           (15,535)              (9,516)
                                          ----------           ----------

Net income                               $    26,566          $    21,683
                                          ==========           ==========

Earnings per share:

Basic:
Weighted average shares outstanding           34,844               35,833
                                          ==========           ==========

Basic earnings per share                 $      0.76          $      0.61
                                          ==========           ==========

Diluted:
Weighted average shares outstanding           38,753               39,615
                                          ==========           ==========

Diluted earnings per share               $      0.69          $      0.55
                                          ==========           ==========














MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                         March 25, 2000     Dec. 25, 1999
ASSETS
Cash and cash equivalents                $   125,575        $   149,454
Accounts receivable, net                     199,087            167,858
Inventories                                  121,634            119,644
Other current assets                          10,047              3,790
                                          ----------         ----------
     Total current assets                    456,343            440,746

Property, plant, and equipment, net          345,230            347,846
Other assets                                 113,595            115,488
                                          ----------         ----------
                                         $   915,168        $   904,080
                                          ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt        $    25,979        $    31,012
Accounts payable                              51,414             49,958
Other current liabilities                     81,286             72,091
                                          ----------         ----------
     Total current liabilities               158,679            153,061

Long-term debt                               117,215            118,858
Other noncurrent liabilities                  63,479             62,377
                                          ----------         ----------
     Total liabilities                       339,373            334,296

Minority interest in subsidiaries                297                354

Stockholders' equity                         575,498            569,430
                                          ----------         ----------
                                         $   915,168        $   904,080
                                          ==========         ==========















                                     -5-